Siyata Mobile Inc. 1001 Lenoir St Suite A-414 Montreal, QC H4C 2Z6 Canada
January 5, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Alexandra Barone

Re: Siyata Mobile Inc.
Registration Statement on Form F-1, as amended
File No. 333-261644

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 4, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 for 5:00 p.m., Eastern Time, on Wednesday, January 5, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw that request for acceleration of the effective date.

If you have any questions regarding this request, please contact Jeffrey Koeppel, Esq., of Carmel, Milazzo & Feil LLP at (301) 785-4319.

Very Truly Yours,

By: /s/ Marc Seelenfreundp
Name: Marc Seelenfreund
Title: Chief Executive Officer

cc: Jeffrey Koeppel, Carmel, Milazzo & Feil LLP